INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Financial Statements

June 30, 2002

Index

ELLIS FOSTER

CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

NOTICE TO READER

We have compiled the consolidated balance sheet of **International Wex Technologies Inc.** as at June 30, 2002 and the consolidated statements of operations and deficit and cash flows for the period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Ellis Foster

Vancouver, Canada
August 8, 2002

Chartered Accountants

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Balance Sheet
(Unaudited - See Notice to Reader)

	June 30 2002	March 31 2002
ASSETS		
Current		
Cash and cash equivalents	$ 485,637	$ 558,745
Accounts receivable - trade	42,868	46,722
Accounts receivable - others	36,173	50,919
Inventories	105,510	106,565
Prepaid expenses and deposits	77,381	139,401
	747,569	902,352
Capital assets (Note 3)	392,436	404,584
	$ 1,140,005	$ 1,306,936
LIABILITIES		
Current		
Demand loan, bearing interest at 9.4% per annum and unsecured	$ 76,388	$ 76,388
Accounts payable and accrued liabilities	894,797	948,867
Due to directors and officers	263,606	301,577
	1,234,791	1,326,832
SHAREHOLDERS' DEFICIENCY		
Share capital (Note 4)	22,417,923	21,300,941
Share subscription received	-	490,149
Contributed surplus	34,753	34,753
Deficit	(22,547,462)	(21,845,739)
	(94,786)	(19,896)
	$ 1,140,005	$ 1,306,936

Approved by the Directors: Donna Shum John Olthoff

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three months ended June 30, 2002	Three months ended June 30, 2001
Sales	$ 178,167	$ 45,941
Cost of sales		
Cost of goods sold	58,119	36,598
Selling expenses	38,333	4,038
	96,452	40,636
Gross profit	81,715	5,305
Expenses		
Amortization of capital assets	18,294	20,627
General and administrative	475,555	449,519
Research and development	295,451	891,395
	789,300	1,361,541
Operating loss	(707,585)	(1,356,236)
Other		
Interest and sundry income	2,510	8,638
Foreign exchange gain	3,352	7,657
	5,862	16,295
Loss for the period	(701,723)	(1,339,941)
Deficit, beginning of period	(21,845,739)	(17,474,977)
Deficit, end of period	$ (22,547,462)	$ (18,814,918)
Loss per share - basic and diluted	$ (0.04)	$ (0.08)
Weighted average number of common shares outstanding - basic and diluted	17,446,837	16,063,907

INTERNATIONAL WEX TECHNOLOGIES INC.

Consolidated Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended June 30, 2002	Three months ended June 30, 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (701,723)	$ (1,339,941)
Adjustment for items not involving cash:		
- amortization	18,294	20,627
- loss on disposal of capital assets	724	-
	(682,705)	(1,319,314)
Change in non-cash working capital items:		
- accounts receivable - trade	3,854	1,375
- accounts receivable - others	14,746	56,248
- inventories	1,055	(11,486)
- prepaid expenses and deposits	62,020	53,500
- accounts payable and accrued liabilities	(54,070)	(39,895)
	(655,100)	(1,259,572)
Cash flows from (used in) financing activities		
Shares issued for cash, net of issuance costs	626,833	675,681
Decrease in demand loan	-	(2,972)
Decrease in amounts due to directors and officers	(37,971)	(41,720)
	588,862	630,989
Cash flows used in investing activities		
Purchase of capital assets	(6,870)	(257)
Decrease in cash and cash equivalents	(73,108)	(628,840)
Cash and cash equivalents, beginning of period	558,745	1,867,051
Cash and cash equivalents, end of period	$ 485,637	$ 1,238,211

1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company, except as described in Note 2 below. These interim consolidated financial statements do not include all disclosures normally provided in the annual consolidated financial statements and should be read in conjunction with the Company's audited consolidated financial statements for the year ended March 31, 2002. In management's opinion, all adjustments necessary for fair presentation have been included in these interim consolidated financial statements. Interim results are not necessarily indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Change in Accounting Policies

Effective April 1, 2002, the Company adopted a new standard for the accounting for *Stock-based compensation and other stock-based payments* ("CICA 3870"), as recommended by the Canadian Institute of Chartered Accountants.

As permitted by CICA 3870, the Company has applied the new recommendation prospectively only to awards granted on or after April 1, 2002 and chosen not to recognize any compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features.

For direct awards of stocks to employees and directors, and stock and stock options awards granted to non-employees, the Company applies the fair value method. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock. The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for: weighted average risk-free interest rates; dividend yields; weighted-average volatility factors of the expected market price of the Company's common shares; and a weighted average expected life of the options.

As required, the Company will disclose pro forma information regarding net income as if it has accounted for its employee stock options granted on or after April 1, 2002 under the fair value method.

In periods prior to April 1, 2002, the Company recognized no compensation expense when stock or stock options were issued to employees. The Company did not grant any options in the three months ended June 30, 2002 and, as such no compensation expense was recognized and no pro forma disclosure of the effect of accounting for these awards under fair value method was provided.

3. Capital Assets

	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$ 176,664	$ 95,585	$ 81,079
Leasehold improvements	83,398	39,040	44,358
Machinery and equipment	321,770	81,201	240,569
Motor vehicles	89,404	62,974	26,430
	$ 671,236	$ 278,800	$ 392,436

4. Share Capital

(a) Authorized: Unlimited number of common shares without par value.

(b) Issued:

	Shares	Amount
Balance, March 31, 2002	17,083,133	$21,300,941
Private placement ranging from $1.87 to $2.04 per share plus 7,100 shares for finder's fee	572,150	1,094,502
Stock options exercised ranging from $0.92 to $1.60 per share	15,500	22,480
Balance, June 30, 2002	17,670,783	$22,417,923

4. **Share Capital** (continued)

(c) Share purchase warrants outstanding as at June 30, 2002:

Number of Warrants	Exercise Price	Expiry Date
137,500	$2.82	July 10, 2002
200,000	$3.06	October 10, 2002
500,000	$2.82	January 12, 2003
242,200	$2.49 (1st year)	May 28, 2002
	$2.99 (2nd year)	May 28, 2003
179,400	$2.40 (1st year)	July 30, 2002
	$2.88 (2nd year)	July 30, 2003
133,800	$2.40 (1st year)	December 18, 2002
	$2.88 (2nd year)	December 18, 2003
84,000	$2.15 (1st year)	January 2, 2003
	$2.58 (2nd year)	January 2, 2004
126,000	$2.20 (1st year)	January 2, 2003
	$2.64 (2nd year)	January 2, 2004
105,542	$2.18 (1st year)	February 21, 2003
	$2.62 (2nd year)	February 21, 2004
315,481	$2.20 (1st year)	April 9, 2003
	$2.64 (2nd year)	April 9, 2004
26,869	$2.20 (1st year)	April 30, 2003
	$2.64 (2nd year)	April 30, 2004
222,700	$2.40 (1st year)	June 15, 2003
	$2.88 (2nd year)	June 15, 2004
2,273,492		

Each warrant entitles the holder to acquire one common share of the Company.

5. Stock Options

Stock options outstanding as at June 30, 2002:

	Shares	Weighted Average Exercise Price
Options outstanding at April 1, 2002	2,464,280	$ 1.78
Exercised	(15,500)	$ 1.45
Options outstanding at June 30, 2002	2,448,780	$ 1.79

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.01 - $1.00	186,000	1.8	$0.92	186,000	$0.92
$1.01 - $2.00	1,049,020	2.8	$1.59	1,049,020	$1.59
$2.01 - $3.00	1,213,760	2.4	$2.08	1,213,760	$2.08
	2,448,780	2.5	$1.79	2,448,780	$1.79

Number of Options	Exercise Price	Expiry Date
140,000	$2.08	December 31, 2002
60,000	$2.18	June 7, 2003
84,500	$1.12	April 19, 2004
186,000	$0.92	April 19, 2004
20,000	$2.13	September 1, 2004
695,000	$2.08	March 2, 2005
880,760	$1.60	April 9, 2005
115,000	$2.04	April 9, 2005
100,000	$2.08	April 9, 2005
10,000	$2.13	April 9, 2005
73,760	$2.11	April 9, 2005
23,760	$2.00	April 9, 2005
60,000	$2.00	January 14, 2007
2,448,780		

Each stock option entitles the holder to acquire one common share of the Company.

6. Related Party Transactions

(a) The Company paid $43,650 research and development consulting fees to a senior officer.

(b) The Company incurred professional fees of $9,193 to a law firm, a partner of which is a director of the Company.

7. Non-cash Transactions

The Company issued 7,100 common shares as finder's fee pursuant to certain private placements.

8. Segmented Information

(a) The Company operates primarily in a single reportable segment, the sales and research and development of pharmaceutical drugs. The assets and net loss of the Company's other operating segment, the trading of medical instruments, are less than 10% of the Company's combined reported loss and assets of all operating segments. The Company has no reported revenue generated from the trading of medical instruments in the current quarter. The management of the Company therefore considers its reportable segment data are substantially equivalent to the data as reported in the consolidated balance sheet and consolidated statement of operations.

(b) All revenues are from sales to customers in China.

(c) Geographic Information:

Capital assets:	
Canada	$ 77,967
Hong Kong	28,564
China	285,905
Total	$ 392,436

9. Subsequent Event

Subsequent to June 30, 2002, the Company issued 33,010 common shares at $2.04 per share for $67,340 pursuant to a private placement.